Exhibit 99.A.17


Contact:

Kathleen Burdett
John Thompson
860.292.7675


For Immediate Release

DEXTER CORPORATION OFFERS $49.00 PER SHARE
FOR LIFE TECHNOLOGIES, INC. MINORITY SHARES

WINDSOR LOCKS, CONNECTICUT, January 20, 2000 -- Dexter Corporation (NYSE:
DEX) announced today that it has sent the following letter to Life Technologies, Inc. (OTCBB: LTEK) proposing to acquire for $49.00 per share the 28.5% of Life Technologies that Dexter does not currently own in a merger transaction.

The text of Dexter's letter to Life Technologies is as follows:

                              January 19, 2000

Life Technologies,  Inc.
9800 Medical Center Drive
Rockville, MD 20850-6482

Dear Ladies and Gentlemen:

                  On behalf of the Board of Directors of Dexter, we propose a merger with Life Technologies, Inc. for the purpose of making Life Technologies a wholly owned subsidiary of Dexter. In the merger Dexter will pay every stockholder $49.00 in cash for each of their LTI shares.

                  Under applicable Delaware law, we believe our proposed merger currently requires the affirmative vote of two-thirds of the outstanding Life Technologies shares held by stockholders other than Dexter and its affiliates and associates. For this reason, our proposal is conditioned upon receipt of such approval. Moreover, before we sign a definitive agreement and before we expect the Life Technologies Board of Directors to respond to our proposal, we require appropriate indications of support for the merger from International Specialty Products and the other "group" members who filed the Schedule 13D concerning LTI common shares in November 1998. In order to facilitate their evaluation of our proposal, we are sending each of those persons a copy of this letter and inviting them to respond with their thoughts and comments directly to Dexter and its representatives.

                  We think our proposal exhibits several exemplary features which we note for your consideration:


          o It places a total equity value of $1.24 billion and an enterprise value of $1.21 billion on LTI

          o It pays a multiple of 3.08 times LTI's trailing four quarters (T4Q) sales

          o It pays a multiple of 16.5 times LTI's T4Q earnings from operations before interest, taxes, depreciation and amortization (EBITDA)

          o It pays a multiple of 21.1 times LTI's T4Q EBIT from operations

          o The merger price of $49.00 is 31.2 times LTI's T4Q earnings per share from operations and 4.1 times LTI's book equity value at September 30, 1999

         As you know, Dexter owns 17.9 million shares of Life Technologies, which constitute approximately 71.5% of the total outstanding. At LTI's current market price of approximately $44.00 per share, Dexter's 71.5% of LTI's total equity value represents about 90.7% of Dexter's total equity value using its current market price of approximately $37.625 per share. Thus, any valuation of Dexter must be significantly driven by a valuation of LTI. Conversely, a valuation of Dexter, such as was reflected in ISP's recent acquisition proposal, necessarily provides something of a reference point for a valuation of LTI.

                  For these reasons, among others, we think it useful for your review of our proposal that we provide you with two categories of financial and market information. The first consists of comparable multiple statistics for International Specialty Products' proposal for all of Dexter at $45.00 per share. The second includes certain financial information from recent acquisition transactions in the life sciences industry which we believe to be comparable to our proposed merger.

                  ISP's $45 Proposal for Dexter

          o Placed a total equity value of $1.05 billion and an enterprise value of $1.52 billion on Dexter

          o    Offered a multiple of 1.4 times Dexter's T4Q sales

          o    Offered a multiple of 8.9 times Dexter's T4Q EBITDA

          o    Offered a multiple of 13.2 times Dexter's T4Q EBIT

          o Was 20.7 times Dexter's T4Q earnings per share and 2.2 times Dexter's book equity value at September 30, 1999.

         Comparable Life Science Transaction Multiples In Last 3 Years

               o    Multiples of T4Q sales: average-- 3.87 times; median--
                    3.47 times
               o    Multiples of T4Q EBITDA: average-- 10.0 times; median--
                    10.2 times
               o    Multiples of T4Q EBIT: average-- 14.4 times; median--
                    15.1 times

                  We sincerely hope you and the minority stockholders to whom this proposal is addressed will look favorably upon it. We believe it is past time for Life Technologies to be consolidated as a 100% owned subsidiary of Dexter, that LTI's business, management and employees will benefit from such a transaction and that Dexter will finally have the opportunity to move aggressively forward with its strategic plan. It may assist you to know that Dexter has all necessary funds available for the merger through internal sources and through existing committed bank facilities. We urge each and every stockholder of LTI, including those receiving a copy of this letter, to call a Dexter representative with any and all questions, comments or ideas that you may have in response to this proposal. You may call Mr. John D. Thompson at 860-292-7640, and he will refer any questions he cannot answer to the appropriate person. We look forward to hearing from you promptly.

                                               Sincerely,

                                               /s/   K. Grahame Walker
                                               -----------------------

                                               K. Grahame  Walker
                                               Chairman and Chief Executive
                                                 Officer

cc:  Samuel J. Heyman                          The Cohen Revocable Trust
       International Specialty Products, Inc.  A. Chang
     Bear, Stearns & Co.                       James G. Dinan
     Frederick R. Adler Intangible Asset       Thomas W. Smith
       Management Trust                        Thomas N. Tryforos


Any statements in this press release that are not historical facts are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those stated in such statements. These and other risks are detailed in the Company's filings with the Securities and Exchange Commission.

Dexter Corporation is a global specialty materials supplier with three operating segments: life sciences, nonwovens, and specialty polymers. The company supplies specialty materials to the aerospace, electronics, food packaging, and medical markets.

                   Special Materials for Special Effects


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